UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2008

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

OceanFreight Inc. (the “Company”) filed today a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 4,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 (Registration No. 333-150579).

Attached hereto as Exhibit 1.1 is the Sales Agreement, dated June 19, 2008, by and between Cantor Fitzgerald & Co and OceanFreight Inc.

Attached hereto as Exhibit 3.2 are the Amended and Restated By-laws of OceanFreight Inc.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference in the Company’s Registration Statement on Form F-3 (Registration No. 333-150579) declared effective on June 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                OCEANFREIGHT INC.
                (Registrant)

Dated: June 19, 2008	By:	/s/ Anthony Kandylidis
	Name:	Anthony Kandylidis
	Title:	Chief Executive Officer

SK 25754 0002 890145